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                                     FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

     (Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

France Telecom S.A.
TeleDiffusion de France S.A.
"Atrium 3" S.A.
Transmission Future Networks B.V.(1)
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   (Last)                           (First)             (Middle)

6, place d'Alleray
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                                    (Street)

Paris                               France               75015(2)
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

CROWN CASTLE INTERNATIONAL CORP.
TWRS
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________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person, if an entity (Voluntary)

N/A
________________________________________________________________________________
4.   Statement for Month/Year

     6/00
     ---------------------------------------------------------------------------

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [_]  Form filed by One Reporting Person
     [X]  Form filed by More than One Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                   2.               Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                 Transaction      (Instr. 8)                 (A)               of Month       Indirect  Beneficial
Title of Security                  Date             ------------     Amoun     or    Price       (Instr. 3      (I)       Ownership
(Instr. 3)                        (Month/Day/Year)   Code     V                (D)               and 4)         (Instr.4) (Instr. 4)
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

Class A Common Stock              6/08/00            S             11,340,000   D   U.S.$27.7875    0           N/A        N/A
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Common Stock                      6/08/00            S             13,602,360   D   U.S.$27.7875    0(3)        N/A        N/A
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Common Stock                      7/05/00            S             17,713,536   D   U.S.$28.5       0(4)        N/A        N/A
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
                                                                          (Over)

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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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Explanation of Responses:


/s/    Bruno Chetaille                                 /s/ Michel Azibert                                    July 7, 2000
---------------------------------------------          ---------------------------------------           -----------------------
      **Signature of Reporting Person                   **Signature of Reporting Person                            Date

Bruno Chetaille                                         Michel Azibert
Chairman and Chief Executive Officer of                 President of "Atrium 3" S.A. and
TeleDiffusion de France S.A and                         Managing Director of Transmission
Director of the Broadcast Services Division             Future Networks B.V.
of France Telecom S.A.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                  FOOTNOTES


(1) Transmission Future Networks B.V. is a wholly owned subsidiary of "Atrium 3" S.A., which is a wholly owned subsidiary of TeleDiffusion de France S.A., which is in turn a wholly owned subsidiary of France Telecom S.A. Transmission Future Networks B.V. is the entity within the France Telecom's group who effected the sale of shares in Crown Castle International Corp.

(2) The addresses of the other Reporting Persons are the following:

    TeleDiffusion de France S.A.
    10, rue d'Oradour Sur Glane
    75015 Paris, France

    "Atrium 3" S.A.
    10, rue d'Oradour Sur Glane
    75015 Paris, France

    Transmission Future Networks, B.V.
    Atrium Building, 5th Floor
    Strawinskylaan 3501
    1077 ZX Amsterdam, the Netherlands

(3) After the sale effected on June 8, 2000, Transmission Future Networks, B.V. owned 17,713,536 common stock of Crown Castle International Corp., including 270,036 common stock of Crown Castle International Corp. and shares and warrants issuable to Transmission Future Networks B.V. upon exchange of shares and warrants of Crown Castle UK Holdings Limited. At the close of business on July 5, 2000, Transmission Future Networks B.V. owned 0 shares in Crown Castle International Corp. (see footnote (4)).

(4) On July 5, 2000, Transmission Future Networks B.V. completed its disposal of the remaining shares in Crown Castle International Corp. (including
    270,036 common stock of Crown Castle International Corp. and 17,443,500 shares of common stock issued on the sale of shares, and the exchange of a warrant for shares of Crown Castle UK Holdings Limited). At close of business on July 5, 2000, Transmission Future Networks B.V. owned 0 shares of Crown Castle International Corp.


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